UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku

Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On November 3, 2026, the board of directors (the “Board”) of Linkage Global Inc (the “Company”) appointed Mr. Wei Chen as an independent director, member of the Nominating and Corporate Governance Committee of the Company, effective immediately.

Mr. Chen has been serving as the chairman of Fujian Zhongchuang Ruibo Construction Engineering Co., Ltd., a construction engineering company, since its establishment, since 2019. In this role, Mr. Chen is responsible for corporate strategy, key operational decisions and risk management. He has extensive experience in construction operations and financial management, including project bidding, construction planning, cost accounting, payment settlement, contract review, capital allocation, tax compliance and project cost control. Mr. Chen has led the development of strategic collaborations with major state-owned enterprises and participated in the financial management of several large-scale national and provincial engineering projects. His responsibilities have included financial coordination with project partners, contract performance monitoring, dedicated project account management, capital arrangements, project cost review and tax compliance coordination. Mr. Chen received a Bachelor of Engineering in Civil Engineering from Jilin University in 2012.

The Board has determined that Mr. Chen satisfies the applicable independence requirements under the rules of The Nasdaq Stock Market LLC. There are no family relationships between Mr. Chen and any director or executive officer of the Company.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form F-3 (File No. 333-293678) that was initially filed with the SEC on February 24, 2026 and declared effective by the SEC on March 10, 2026, (ii) the Company’s registration statement on Form S-8 (File No. 333-295394) filed with the SEC on April 29, 2026, (iii) the Company’s registration statement on Form F-3 (File No. 333-296750) that was initially filed with the SEC on June 12, 2026 and declared effective by the SEC on June 26, 2026, and (iv) the Company’s registration statement on Form F-3 (File No. 333-297793) that was initially filed with the SEC on July 29, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: November 4, 2026	By:	/s/ Hong Chen
	Name:	Hong Chen
	Title:	Chief Executive Officer

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